Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
212-735-3000
May 29, 2008
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Attn:	Jeffrey P. Riedler Assistant Director

Re:	CPEX Pharmaceuticals, Inc. Registration Statement on Form 10-12B/A, filed May 23, 2008 File No. 1-33895

Dear Mr. Riedler:
     On behalf of CPEX Pharmaceuticals, Inc. (the “Company”), we are hereby responding to comments by the staff (the “Staff”) of the above Securities and Exchange Commission contained in your letter dated May 28, 2008 (the “Comment Letter”), in connection with the above-captioned registration statement (the “Registration Statement”). Page references contained in this response are to the form of information statement (the “Information Statement”) included in Amendment No. 4 to the Registration Statement (the “Amendment”), which is being filed simultaneously with this response. For convenience of reference, each of the Staff’s comments is reproduced below in italics under the Staff’s topic headings followed in each case by the related Company response.
FORM 10
Exhibit Index
1.	We note that you have indicated by footnote that various agreements will be filed by amendment. Please file as promptly as possible all exhibits. In addition, please file a copy of the Opinion of Duff & Phelps which is attached as Annex A to Exhibit 99.1. We will need time to review these documents once they are filed.

Company Response:

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
May 29, 2008

In response to the Staff’s comment, the Company has filed forms of the outstanding exhibits. In addition, as discussed with the Staff, a form of the Opinion of Duff & Phelps, which will be attached in final form as Annex A to Exhibit 99.1 following its presentation to the board of directors of CPEX Pharmaceuticals, Inc. and filed as Exhibit 99.2 to a post-effective amendment to the registration statement on Form 10, is attached as Exhibit A hereto and is hereby provided supplementally to the staff.
EXHIBIT 99.1 INFORMATION STATEMENT
Summary Historical and Unaudited Pro Forma Condensed Combined Financial Data, page 13
2.	It appears from your disclosure on page 46 that the incremental costs were estimated to be $0.2 million for the three months ended March 31, 2008 and $1.4 million for the year ended December 31, 2007. Please revise your disclosure in the note following the table accordingly.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 14 to reflect that the incremental costs associated with being an independent public company and the loss of certain synergies and benefits of economies of scale were estimated to be $0.2 million for the three months ended March 31, 2008, and $1.4 million for the year ended December 31, 2007.
Management, page 77
Compensation Elements, page 82
3.	We note that you have approved your 2008 Equity and Incentive Plan. Please file a copy of this plan as an exhibit to your Form 10.
Company Response:
In response to the Staff’s comment, the Company has filed the CPEX Pharmaceuticals, Inc. 2008 Equity and Incentive Plan as Exhibit 10.8.

2

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
May 29, 2008

*    *    *    *    *
     We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-3207.

Very truly yours
/s/ Marie L. Gibson
Marie L. Gibson

cc:	John A. Sedor Robert P Hebert Eileen T. Nugent Paul Donnelly

Exhibit A
FORM OF OPINION OF DUFF & PHELPS, LLC
DUFF & PHELPS
CONFIDENTIAL
Board of Directors
Bentley Pharmaceuticals, Inc.
Bentley Park
2 Holland Way
Exeter, NH 03833
Board of Directors
CPEX Pharmaceuticals, Inc.
2 Holland Way
Exeter, NH 03833
Dear Directors:
Bentley Pharmaceuticals, Inc. (“Bentley”) has retained Duff & Phelps, LLC (“Duff & Phelps”, “us”, “we”, or “our”) to advise the Boards of Directors of Bentley and CPEX Pharmaceuticals, Inc. (“CPEX”) in connection with a proposed transaction (the “Proposed Transaction”) involving (a) the transfer of assets and liabilities related to Bentley’s drug delivery business from Bentley to CPEX and (b) the spin-off of CPEX in a taxable distribution by Bentley of all of its shares of common stock of CPEX to Bentley’s stockholders. You have asked Duff & Phelps to provide an opinion (the “Opinion”) as to sufficiency of the surplus under Delaware Law to make the distribution of shares of common stock of CPEX and as to the solvency and capitalization of each of Bentley and CPEX after giving effect to the Proposed Transaction.
Bentley has requested us to determine whether, after giving effect to the Proposed Transaction (certain terms used herein are defined in Appendix A to this letter and, for the purposes of this letter, shall only have the meanings set forth in Appendix A):
1)	The “present fair saleable value” of the assets of each of Bentley and CPEX, as applicable, exceeds (a) the amount that will be required to pay its respective liabilities, including all contingent and other liabilities and (b) the sum of its respective liabilities, including all contingent and other liabilities;

2)	Each of Bentley and CPEX, as applicable, will not have an unreasonably small amount of capital for each of the respective businesses in which each is engaged or in which management has indicated each intends to engage;

3)	Each of Bentley and CPEX, as applicable, will be able to pay its respective liabilities, including all contingent and other liabilities, as they become absolute and mature;

Board of Directors
Bentley Pharmaceuticals

4)	The sum of the assets of each of Bentley and CPEX, as applicable, at “fair valuation” is greater than all of each company’s respective debts; and

5)	The “present fair saleable value” of the assets of Bentley and CPEX, as applicable, exceed the value of each company’s respective liabilities, including all contingent and other liabilities, by an amount that is greater than each respective stated capital amount (pursuant to Section 154 of the Delaware General Corporation Law).
Scope of Analysis
Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of our Opinion included, but were not limited to, the items summarized below.
1.	Reviewed the following documents:
a.	Bentley’s annual reports and audited financial statements on Form 10-K filed with the SEC for the years ended December 31, 2002 through 2007 and Bentley’s unaudited interim financial statements on Form 10-Q filed with the SEC for the three months ended September 30, 2007, and March 31, 2008;

b.	Unaudited segment and pro forma financial information for Bentley and CPEX provided by Bentley and CPEX management for the years ended December 31, 2002 through 2007, and the four months ended April 30, 2008, and May 8, 2008, and May 23, 2008;

c.	Other internal documents provided to us by management of Bentley and CPEX, including but not limited to, financial projections for Bentley and CPEX, a confidential information memorandum relating the sale to Bentley’s remaining Specialty Generics business, and strategic planning documents;

d.	Documents related to the Proposed Transaction, including the CPEX Form 10 registration document and exhibits thereto as filed with the Securities and Exchange Commission on December 21, 2007 and as amended on April 11, 2008, May 8, 2008 and May 23, 2008; and

e.	Certain other relevant, publicly available information, including economic, industry, investment information, and trends with respect to the industries in which Bentley and CPEX operate or are expected to operate following the Proposed Transaction;
2.	Discussed with senior management of Bentley and CPEX the history, current operations, and probable future outlook of Bentley and CPEX and the operating and financing plans for both, as well as the financial projections (including the underlying assumptions), pro forma schedule of assets and liabilities, and other internal documents provided to us by management of Bentley and CPEX that are referred to above;

Board of Directors
Bentley Pharmaceuticals

3.	Received information from certain officers of Bentley who have responsibility for financial and accounting matters that all material contingent liabilities of Bentley required to be accrued or disclosed by SFAS No. 5 are disclosed in Bentley’s audited financial statements and notes thereto for the year ended December 31, 2007;
4.	Received information from certain officers of Bentley and CPEX and advisors to Bentley and CPEX who have responsibility for legal affairs of Bentley and CPEX to the effect that, to the best of their knowledge, there is no litigation to which Bentley or CPEX is currently a party nor any claims or causes of action that are probable of legal assertion against Bentley or CPEX and that would be reasonably likely to have a material adverse effect on the assets, financial condition, business or prospects of Bentley or CPEX;
5.	Reviewed certain other relevant, publicly available information, including economic, industry, and investment information, and trends with respect to the generic pharmaceuticals and biotechnology industries;
6.	Performed certain valuation analyses using generally accepted valuation and analytical techniques including discounted cash flow analysis, an analysis of selected public companies, and an analysis of selected transactions;
7.	Compiled and reviewed financial projections, including cash flow forecasts, based on management’s financial projections for Bentley and CPEX, statements by management as to its plans and intentions, our investigation and understanding of the business, and such other information as we deemed appropriate;
8.	Performed sensitivity analyses on the financial projections referenced above, using financial assumptions that we believe, with management’s consent, represented reasonable downside scenarios; and
9.	Reviewed such other documents, investment and financial studies, and conducted other analyses deemed appropriate by Duff & Phelps.
Assumptions, Qualifications and Limiting Conditions
In preparing its forecasts, performing its analysis and rendering its Opinion with respect to the Proposed Transaction, Duff & Phelps:
1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Bentley and CPEX management, and did not attempt to independently verify such information;
2.	Assumed that any estimates, evaluations and projections furnished to Duff & Phelps were reasonably prepared and based upon the last currently available information and good faith judgment of the person furnishing the same;
3.	Assumed that there has been no material adverse change in the assets, financial condition, business, or prospects of Bentley or CPEX (after giving effect to the Proposed

Board of Directors
Bentley Pharmaceuticals

Transaction) since the date of the most recent financial statements and other information made available to us;

4.	Assumed that the final versions of all documents reviewed by us in draft form conform in all material respects to the drafts reviewed; and

5.	Assumed that information supplied and representations made by Bentley and CPEX management are substantially accurate regarding Bentley, CPEX, and the Proposed Transaction.
In our analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction. To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based proves to be untrue in any material respect, this Opinion cannot and should not be relied upon.
Duff & Phelps has prepared this Opinion effective as of the date hereof. The Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of such date, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof. Notwithstanding and without limiting the foregoing, in the event that there is any change in any fact or matter affecting the Opinion after the date hereof and prior to the completion of the Proposed Transaction, Duff & Phelps reserves the right to change, modify or withdraw the Opinion.
Conclusion
Based on all factors we regard as relevant and assuming the accuracy and completeness of the information provided to us and assuming the substantial continuity of current economic, competitive, and financial conditions, it is our opinion that after giving effect to the Proposed Transaction:
1)	The “present fair saleable value” of the assets of each of Bentley and CPEX, as applicable, exceeds (a) the amount that will be required to pay its respective liabilities, including all contingent and other liabilities and (b) the sum of its respective liabilities, including all contingent and other liabilities;

2)	Each of Bentley and CPEX, as applicable, will not have an unreasonably small amount of capital for each of the respective businesses in which each is engaged or in which management has indicated each intends to engage;

3)	Each of Bentley and CPEX, as applicable, will be able to pay its respective liabilities, including all contingent and other liabilities, as they become absolute and mature;

Board of Directors
Bentley Pharmaceuticals

4)	The sum of the assets of each of Bentley and CPEX, as applicable, at “fair valuation” is greater than all of each company’s respective debts; and

5)	The “present fair saleable value” of the assets of Bentley and CPEX, as applicable, exceed the value of each company’s respective liabilities, including all contingent and other liabilities, by an amount that is greater than each respective stated capital amount (pursuant to Section 154 of the Delaware General Corporation Law).
Nothing has come to Duff & Phelps’ attention which would lead us to believe that (i) any information provided to or used by us or assumptions made by us are insufficient or inaccurate in any material respect or (ii) it is unreasonable for us to use and rely upon such information or make the assumptions set forth in this Opinion.
The Opinion is solely that of Duff & Phelps. Our liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and Bentley dated September 18, 2007 (the “Engagement Letter”). This letter is intended to be relied on only by Bentley, CPEX, and each of their respective Boards of Directors. This letter is confidential, except (i) that Duff & Phelps consents to its use or disclosure by request of any court or regulatory agency, as may otherwise be required by any law, regulation or order or in connection with any legal or similar proceeding involving the Proposed Transaction and (ii) as otherwise provided in the Engagement Letter.
Respectfully submitted,

APPENDIX A
DEFINITIONS OF TERMS USED IN THIS LETTER
“Present fair saleable value” means the aggregate amount of net consideration (as of the date of our Opinion and giving effect to reasonable costs of sale or taxes, where the probable amount of any such taxes is identified to us by Bentley or CPEX) that could be expected to be realized from an interested purchaser by a seller, in an arm’s length transaction under present conditions in a current market for the sale of assets of a comparable business enterprise, where both parties are aware of all relevant facts and neither party is under any compulsion to act, where such seller is interested in disposing of the entire operation as a going concern, presuming the business will be continued, except as disclosed to us by Bentley or CPEX, in its present form and character, and with reasonable promptness, not to exceed nine months.
“Fair valuation” means the aggregate amount for which the assets of an entity would change hands between an interested purchaser and a seller, in an arm’s length transaction, where both parties are aware of all relevant facts and neither party is under any compulsion to act, with reasonable promptness, not to exceed one year.
“Liabilities, including all contingent and other liabilities” have the meanings that are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors. We will further define “contingent and other liabilities” to include the contingent, unmatured, unliquidated, and other liabilities as either publicly disclosed, set forth in written materials delivered to Duff & Phelps by Bentley or CPEX or identified to us by officers or representatives of Bentley or CPEX.
“Not have an unreasonably small amount of capital for each of the respective businesses in which each is engaged or in which management has indicated that each intends to engage” and “able to pay its respective liabilities, including all contingent and other liabilities, as they mature” mean that Bentley or CPEX, as applicable, will be able to generate enough cash from operations to meet its (including all contingent and other liabilities) as they become due.